

03053279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 5119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HD VEST INVESTMENT SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 NORTH STATE HWY 161, 4TH FLOOR
(No. and Street)

IRVING (City) TX (State) 75038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL BENNETT 972-870-6041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

717 NORTH HARWOOD ST. SUITE 3100 (Address) DALLAS, (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 5/28

OATH OR AFFIRMATION

I, JOEL BENNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HD VEST INVESTMENT SECURITIES, INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BETH HARRIS
MY COMMISION EXPIRES
NOVEMBER 27, 2004

Signature

FINANCIAL OPERATION PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



H.D. VEST INVESTMENT SECURITIES, INC.

Financial Statements and Additional Information

December 31, 2002

(With Independent Auditors' Report Thereon)

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) as of December 31, 2002 and the related statements of operations, shareholder's investment, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003



H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets

Assets:		
Current:		
Cash and cash equivalents	$	13,646,189
Commissions and accounts receivable		5,999,609
Other assets		73,300
Total current assets		19,719,098
Long-term receivables		60,074
Goodwill		104,300,551
Total assets	$	124,079,723

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	6,216,188
Amounts due on clearing transactions		1,598,490
Payable to Parent		1,493,946
Accrued liabilities		910,357
Total liabilities		10,218,981
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Accumulated earnings		2,844,191
Total shareholder's investment		113,860,742
Total liabilities and shareholder's investment	$	124,079,723

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Operations

Year ended December 31, 2002

Revenue:		
Commissions	$	117,728,311
Interest and other		157,838
Total revenue		117,886,149
Expenses:		
Commissions		80,264,863
Facilities and service fee to Parent		31,410,000
Claims and litigation costs		(453,049)
Bank charges and other		335,381
Total expenses		111,557,195
Net income before taxes		6,328,954
Income tax expense		2,383,133
Net income	$	3,945,821

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Shareholder's Investment

Year ended December 31, 2002

	Shares of common stock issued and outstanding	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance, December 31, 2001	546,000	$ 17,472	110,999,079	(1,101,630)	109,914,921
Net income	—	—	—	3,945,821	3,945,821
Balance, December 31, 2002	546,000	$ 17,472	110,999,079	2,844,191	113,860,742

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 3,945,821
Reconciliation of net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions and accounts receivable	2,864,128
Long-term receivables	(60,074)
Commissions payable	(496,414)
Amounts due on clearing transactions	(3,082,996)
Payable to Parent	182,946
Accrued liabilities	(2,679,280)
Net cash provided by operating activities	674,131
Net increase in cash and cash equivalents	674,131
Cash and cash equivalents, beginning of year	12,972,058
Cash and cash equivalents, end of year	$ 13,646,189

See accompanying notes to financial statements.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Financial Statements

December 31, 2002

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization and Business*

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is an indirect, wholly owned subsidiary of Wells Fargo & Company. The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the National Association of Securities Dealers, the Securities Industry Association, and the Securities Investor Protection Corporation. The Company clears security transactions through National Financial Service Corporation on a fully disclosed basis.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) *Revenue Recognition*

Commission revenue and related commission expense are recognized on a trade-date basis. Trailers (12b-1 funds) are earned on investments held, on a continuous basis, with product sponsors. Each quarter, trailers are accrued on investments held within the quarter.

(c) *Cash and Cash Equivalents*

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(d) *Income Taxes*

The Company joins with its Parent and certain other affiliates in filing a consolidated federal income tax return. By agreement, no participant records a tax liability unless the Parent records a consolidated tax liability, at which time each participant will be allocated a tax liability in accordance with each participant's share of the consolidated taxable income. The 2002 effective tax rate of the Company is based on the relevant federal and state tax rates applicable to corporations. The Company records its share of the Parent's consolidated tax liability in accrued liabilities. Income taxes are composed primarily of current tax benefit and there is no significant difference between the book basis and the tax basis of the Company's assets and liabilities. At December 31, 2002, the Company owed $567,380 for state and federal income taxes.

(e) *Amounts Due on Clearing Transactions*

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(Continued)

(f) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(g) Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2002, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	9,401,068
Required net capital		681,265
Excess net capital	$	8,719,803
Ratio of AI/NC		1.09 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee based upon the reasonable value of such facilities and services. The facilities and service fee charged to the Company is limited to the extent that its payment would not reduce the Company's net capital (as described in note 2) below 120% of the current month's net capital requirement.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

(4) Litigation and Contingencies

The Company is engaged in litigation arising in the normal course of business. Although the ultimate outcome of such litigation cannot be predicted with certainty, management is of the opinion that the ultimate liability, if any, resulting from any threatened actions and proceeding will not have a material adverse effect on the Company's financial position or results of operation.

In April 2001, the Company was notified of claims brought on behalf of clients of two former North Dakota registered representatives. The claims proceeded to litigation. In October 2001, the Company entered into a settlement agreement resolving the claims pursuant to which the Company agreed to reimburse customers approximately $3,500,000 as well as pay the North Dakota Securities Commission and attorneys for the customers a total of $1,400,000. During 2002, the Company paid $3,473,791 pursuant to the final settlement agreement and received approximately $500,000 in insurance proceeds to partially offset the claim.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by Wells Fargo & Company for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

Effective January 1, 2002, the Company completed its adoption of Statement of Financial Accounting Standards No. 142, *Accounting for Goodwill and Intangible Assets* (Statement 142) which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment annually. Statement 142 requires that the Company perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption and at least annually thereafter. Goodwill attributable to each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value at September 30, 2002. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

ADDITIONAL INFORMATION

Schedule I

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Net Capital

December 31, 2002

Total shareholder's investment	$	113,860,742
Add:		
Allowable subordinated liabilities		—
Other deductions or credits		—
Total capital and allowable subordinated liabilities		113,860,742
Deductions and/or charges (1):		
Total nonallowable assets		104,441,426
Secured demand note deficiency		—
Capital charges for spot and commodity futures		—
Other deductions and/charges		18,248
Other additions and/or allowable credits		—
Net capital before haircuts		9,401,068
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Trading and investment securities:		
Exempt securities		—
Debt securities		—
Options		—
Other securities		—
Undue concentration		—
Other		—
Net capital	$	9,401,068

(1) Represents commission and other receivables, other assets, and goodwill deducted for computation of net capital.

(Continued)

Schedule I

H.D. VEST INVESTMENT SECURITIES, INC.

Computation of Basic Net Capital Requirement

December 31, 2002

Minimum net capital required, based on 6⅔% of aggregate indebtedness (AI)	$	681,265
Minimum dollar requirement		250,000
Net capital requirement		681,265
Excess net capital		8,719,803
Excess net capital @ 1000% (net capital – 10% of AI)		8,379,169

Computation of Aggregate Indebtedness

December 31, 2002

Total aggregate indebtedness liability from statement of financial condition	$	10,218,981
Add:		
Drafts for immediate credit		—
Market value of securities borrowed where no equivalent value is paid or credited		—
Other unrecorded amounts		—
Total aggregate indebtedness	$	10,218,981
Ratio of AI/NC		1.09 to 1

There are no significant differences between the above computations and the Company's FOCUS part IIA report filed on January 24, 2003.

See accompanying independent auditors' report.

Schedule II

H.D. VEST INVESTMENT SECURITIES, INC.

Exemptive Provisions Under Rule 15c3-3

December 31, 2002

If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

(k) (1)	$2,500 capital category as per Rule 15c3-1	
(k) (2) (i)	Special account for exclusive benefit of customers maintained	X
(k) (2) (ii)	All transactions cleared through another broker-dealer on a fully disclosed basis	X

Clearing Firms	Sec #s	Product Code
National Financial Service Corporation	8-26740	All

(k) (3)	Exempted by order of the Commission

See accompanying independent auditors' report.



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

**Independent Auditors' Report
on Internal Accounting Control**

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

In planning and performing our audit of the financial statements of H.D. Vest Investment Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2003